Exhibit 99.4

Vinci Compass Investments Ltd.

(formerly known as “Vinci Partners Investments Ltd.”)

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2025

Vinci Compass Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais unless otherwise stated

Assets	Note	06/30/2025	12/31/2024

Current assets
Cash and cash equivalents	5(c)	189,190	223,302
Cash and bank deposits	5(c)	100,449	99,156
Financial instruments at fair value through profit or loss	5(c)	58,148	120,492
Financial instruments at amortized cost	5(c)	30,593	3,654
Financial instruments at fair value through profit or loss	5(d)	1,449,809	1,531,036
Accounts receivable	5(a)	189,754	227,951
Sub-leases receivable	11	645	1,758
Recoverable taxes		11,614	22,137
Other assets	7	57,596	55,273
Total current assets		1,898,608	2,061,457

Non-current assets
Financial instruments at fair value through profit or loss	5(d)	135,644	140,824
Financial instruments at amortized cost	6	6,036	6,991
Accounts receivable	5(a)	6,024	15,901
Sub-leases receivable	11	3,749	4,081
Recoverable taxes		3,887	704
Deferred taxes	21	29,254	31,346
Other assets	7	39,323	49,468
		223,917	249,315

Investments accounted for using the equity method	8(b)	55,455	55,081
Property and equipment	9	65,274	59,132
Right of use – Leases	11	126,571	102,117
Intangible assets	10	1,052,105	1,057,949
Total non-current assets		1,523,322	1,523,594

Total assets		3,421,930	3,585,051

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Consolidated balance sheet

All amounts in thousands of reais unless otherwise stated

Liabilities and equity	Note	06/30/2025	12/31/2024

Current liabilities
Trade payables		9,366	11,527
Financial instruments at fair value through profit or loss	5(d)	16,106	-
Leases	11 and 5(e)	31,804	33,303
Accounts payable	12	35,231	38,667
Labor and social security obligations	13	100,640	182,071
Loans and obligations	15	25,786	45,220
Taxes and contributions payable	14	23,255	40,855
Total current liabilities		242,188	351,643

Non-current liabilities
Leases	11 and 5(e)	110,631	86,152
Labor and social security obligations	13	6,319	8,992
Loans and obligations	15	722,617	816,322
Deferred taxes	21	2,839	5,086
Retirement plans liabilities	16	454,387	374,813
Total non-current liabilities		1,296,793	1,291,365

Total liabilities		1,538,981	1,643,008

Equity	17
Share capital		18	18
Additional paid-in capital		2,094,601	2,097,712
Treasury shares	17(e)	(306,608)	(259,773)
Retained earnings		101,177	30,682
Other reserves		(4,443)	73,769
		1,884,745	1,942,408

Non-controlling interests	8(c)	(1,796)	(365)

Total equity		1,882,949	1,942,043

Total liabilities and equity		3,421,930	3,585,051

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of income
For the six-month period ended June 30
All amounts in thousands of reais unless otherwise stated

		Six months ended June 30		Three months ended June 30
Statements of Income	Note	2025	2024	2025	2024

Net revenue from services rendered	18	475,796	240,315	241,075	131,228

General and administrative expenses	19	(357,720)	(145,206)	(182,275)	(83,548)

Operating profit		118,076	95,109	58,800	47,680

Finance income	20	88,959	54,842	51,361	22,231
Finance expenses	20	(54,765)	(53,833)	(27,380)	(29,885)

Finance income/(expenses), net		34,194	1,009	23,981	(7,654)

Equity gain/(loss)	8	(6,197)	-	(3,996)	-

Profit before income taxes		146,073	96,118	78,785	40,026

Income taxes	21	(23,372)	(22,063)	(12,012)	(11,679)

Profit for the period		122,701	74,055	66,773	28,347

Attributable to the shareholders of the parent company		124,132	75,076	67,600	28,919
Attributable to non-controlling interests		(1,431)	(1,021)	(827)	(572)

Basic earnings per share in Brazilian Reais	17 (f)	1.96	1.40	1.06	0.54
Diluted earnings per share in Brazilian Reais	17 (f)	1.91	1.33	1.03	0.51

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of comprehensive income
For the six-month period ended June 30
All amounts in thousands of reais unless otherwise stated

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Profit for the period	122,701	74,055	66,773	28,347

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees	(33,331)	5,146	(14,940)	4,116

Total comprehensive income for the period	89,370	79,201	51,833	32,463

Attributable to:
Shareholders of the parent company	90,801	80,222	52,660	33,035
Non-controlling interests	(1,431)	(1,021)	(827)	(572)

	89,370	79,201	51,833	32,463

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of changes in equity
For the six months ended June 30
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	Paid-in capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2024	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year	-	-	75,076	-	-	75,076	(1,021)	74,055
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	5,146	-	5,146	-	5,146
Share based payments	-	(2,735)	-	7,418	2,735	7,418	-	7,418
Treasury shares bought, net of shares sold	-	(144)	-	-	(31,620)	(31,764)	-	(31,764)
Allocation of profit:
Dividends	-	-	(99,335)	-	-	(99,335)	-	(99,335)

At June 30, 2024	15	1,405,559	87,185	44,440	(201,748)	1,335,451	843	1,336,294

At January 01, 2025	18	2,097,712	30,682	73,769	(259,773)	1,942,408	(365)	1,942,043

Profit for the year	-	-	124,132	-	-	124,132	(1,431)	122,701
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(33,331)	-	(33,331)	-	(33,331)
Share based payments	-	(3,111)	-	10,131	3,111	10,131	-	10,131
Treasury shares bought, net of shares sold	-	-	-	-	(49,946)	(49,946)	-	(49,946)
Allocation of profit:
Dividends	-	-	(53,637)	(55,012)	-	(108,649)	-	(108,649)

At June 30, 2025	18	2,094,601	101,177	(4,443)	(306,608)	1,884,745	(1,796)	1,882,949

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statements of cash flows
six-month period ended June 30
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes	06/30/2025	06/30/2024
Cash flows from operating activities

Profit before taxation		146,073	96,118
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	19	28,514	11,054
Investment income and exchange variation of financial instruments at fair value through profit or loss		23,325	(41,192)
Net foreign exchange on liabilities at amortized cost	15(i)	(74,133)	72,530
Interest expense on loans and obligations	20	31,541	30,425
Loss/(gain) on remeasurement of contingent consideration	20	(22,478)	11,619
Share based payments	19	11,997	11,808
Financial result on lease agreements	20	7,369	3,962
Equity gains/(losses)	8(b)	6,197	-
Other adjustments		(233)	-
		158,172	196,324
Changes in assets and liabilities
Accounts receivables		48,074	32,568
Taxes recoverable		7,340	(3,161)
Other assets		32,777	(13,023)
Trade payables		(2,161)	(496)
Accounts payable		(28,748)	214
Labor and social security obligations		(85,972)	(49,275)
Taxes and contributions payable		(16,953)	649
Purchases of financial instruments related to retirements plans		(50,331)	(146,819)
Contribution for retirements plans		52,192	141,646
Deferred taxes		(451)	-
		(44,233)	(37,697)

Cash generated from operations		113,939	158,627
Income tax paid		(29,232)	(29,854)
Net cash inflow from operating activities		84,707	128,773

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets		(19,862)	(7,368)
Purchase of financial instruments at fair value through profit or loss		(124,621)	(227,181)
Sales of financial instruments at fair value through profit or loss		266,202	210,826
Payment for acquisition of subsidiary		-	(5,000)
Cash and cash equivalent acquired in business combination		-	285
Purchase and sales of financial instruments at amortized cost		(8,073)	-
Capital increase in joint ventures investments	8(b)	(9,917)	-

Net cash (outflow) from investing activities		103,729	(28,438)

Cash flows from financing activities
Interest payments of loans and obligations	15	(27,499)	(21,947)
Principal payments of loans and obligations	15	(15,734)	(8,889)
Treasury shares acquisition paid, net of treasury shares sold	17(e)	(49,458)	(31,718)
Lease payments, net of sublease received		(15,948)	(11,301)
Dividends paid	17(d)	(107,750)	(101,234)

Net cash (outflow) from financing activities		(216,389)	(175,089)

Net decrease in cash and cash equivalents		(27,953)	(74,754)

Cash and cash equivalents at the beginning of the year	5(c)	223,302	660,305

Foreign exchange variation of cash and cash equivalents in subsidiary		(6,159)	6,757

Cash and cash equivalents at the end of the year	5(c)	189,190	592,308

Non-cash financing activities:

Dividends declared and not yet paid until June 30, 2025 and 2024 were R$ 2,696 and R$ 3,791 (Note 12), respectively. Consideration payable and contingent consideration (earn-out) as of June 30, 2025 and 2024 were 193,801 and 154,682 (Note 15), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations

Vinci Compass Investments Ltd., formerly known as Vinci Partner Investments Ltd., is an exempted entity incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci Compass"). On July 9, 2025, Vinci Partners Investments Ltd. changes its name to Vinci Compass Investments Ltd.  The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services, distribution services and retirement services.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On March 07, 2024, Vinci Compass announced an agreement for a business combination with Compass and on October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management. Please see note 8(a) further detail regarding the transaction.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The interim condensed consolidated financial statements of the Group of June 30, 2025 were approved by the Entity’s management on August 12, 2025.

The Group’s annual audited consolidated financial statements were issued on February 26, 2025.

(a)	Interim consolidated financial statements

Vinci Compass operates as an asset management firm. The Group focuses on private equity, real assets, credit, equities, corporate advisory and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Ownership interest in subsidiaries on June 30, 2025 and December 31, 2024 are as follows:

	Interest - %

	06/30/2025	12/31/2024

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria Financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners Fund III GP Limited	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	98
MAV Capital Gestora de Recursos SS Ltda. (6)	100	100
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	100
Lacan Administração de Bens e Participações Ltda. (7)	100	100
Lacan Investimentos e Participações Ltda. (7)	100	100
SPS IV GP LLC	100	100
MNC Holdings Limited (8)	100	100
Investis Asset Management S.A. (8)	100	100
Compass Group S.A. (8)	100	100
CG Investimentos Brazil Ltda (8)	100	100
Compass Investments Brazil LLC (8)	100	100
Vinci Compass Chile SpA (8)	100	100
Vinci Compass Inversiones SpA (8)	100	100
Compass Group Chile S.A. Administradora General De Fondos (8)	100	100
VC Servicios Financieros SpA (8)	100	100
Compass Group S.A. Asesores de Inversion (8)	100	100
VC Asesorias e Inversiones SpA (8)	100	100
VC Distribución Institucional SpA (8)	100	100
Compass Group Chile Spa (8)	100	100
Compass Group SA Comisionista de Bolsa (8)	100	100
VC Asesores De Inversión Colombia S.A.S (8)	100	100
Compass Investmenst De Mexico S. A. de C. V. Sociedad Operadora de Fondos de Inversion (8)	100	100
Compass Investmenst Corporativo S.A. de C.V. (8)	100	100
CDI Sociedad Administradora de Proyectos S.A. De C.V (8)	100	100
MB Property Management Mexico S de RL De C.V. (8)	100	100
CDI Sociedad Desarrolladora de Proyectos S.A. de C.V. (8)	-	100

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Compass Group Holding S.A.P.I de C.V. (8)	100	100
Compass Servicios Operativos S de RL de C.V. (8)	100	100
Compass Desarrollo Inmobiliario S.A. de C.V. (8)	100	100
Compass Latin America Investments LLC (Delaware) (8)	100	100
Compass Capital Consultants S.A.C. (8)	100	100
Compass Peru S.A. (8)	100	100
Compass Group S.A.F. S.A. (8)	100	100
Compass Group Global Advisors S.A. (8)	100	100
Compass Group Uruguay Investment Advisors S.A. (8)	100	100
Bunara S.A. (8)	100	100
Cipresi S.A. (8)	100	100
CG Global Services S.A. (8)	100	100
Compass Group LLC Establecimiento Permanente en Chile (8)	100	100
Compass Group LLC (8)	100	100
CG Compass (USA) LLC (8)	100	100
Compass Group Holdings Inc (8)	100	100
Compass Group Investments Solutions LLC (8)	100	100
Compass Group Asset Management Holdings S.L.U. (8)	100	100
CDI Mexican Investments Ltd (8)	100	100
Compass GP Luxemburgo (8)	100	100
Inversiones La Esmeralda SpA (8)	100	100
Compass GSO COF IV Solutions GP Ltd (8)	100	100
Compass BXLS V Solutions GP (8)	100	100
Compass SP Solutions GP (8)	100	100
Compass LCP X Solutions GP (8)	100	100
Compass Secondaries Solutions (8)	100	100
Compass Capital (Cayman) (8)	100	100
Compass BCP Asia II Solutions (8)	100	100

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity classifies Vinci Monalisa FIM Crédito Privado IE as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci Compass has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

(5)	Under the terms of IFRS 10, the Entity classifies Vinci US RE Corporation as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(6)	On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 30% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and 100% of the issued share capital of ICML Gestão de Negócios e Participações SS Ltda. Vinci Compass has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci Compass has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

(7)	Subsidiaries consolidated after Lacan business combination. Please see note 8(a)(iii) for further details of the transaction.

(8)	Subsidiaries consolidated after Compass business combination. Please see note 8(a)(ii) for further details of the transaction.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any interest retained in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Reclassification for better presentation

The Group revaluated the information provided in the statement of cash flow for the period ended on June 30, 2024, and reclassified the purchases of the financial instruments related to retirement plans, in the amount of R$ 146,819, from investment activity to operational activity. The reclassification was made to reflect in the same cash flow activity the contributions and the investments related to the retirement plans as the Group understands that its operating activity comprises the management of such plans with the resources provided from the contributors of the retirement plan which are comprised by resources that are exclusively from third parties.

2.2	Segment reporting

Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci Compass.

The strategic decisions of the Group comprise six distinct business segments: (i) Private Equity, (ii) Equities, (iii) Real Assets; (iv) Credit; (v) Global IP&S; and (vi) Corporate Advisory (see Note 23). Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity are included as follows:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

•	Estimated useful lives for fixed and intangible assets.

•	Estimative and assumptions related to lease contracts, including variable considerations, evaluation of implicit interest rate and extensions options.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of June 30, 2025, and December 31, 2024 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have investment-grade evaluated by credit agencies. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci Compass's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Loans and receivables from employees evaluated at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount of the Group’s financial assets and liabilities exposed to other currencies were as follows:

Balance sheet	06/30/2025	12/31/2024

Cash and cash equivalents	121,692	96,259
Financial instruments at fair value through profit or loss	217,561	102,626
Accounts receivable	44,189	171,744
Taxes recoverable	4,486	18,940
Other receivables	21,159	25,921
Current assets	409,087	415,490

Financial instruments at fair value through profit or loss	117,675	120,846
Intangible assets	15,887	-
Financial instruments at amortized cost	1,828	6,991
Other receivables	-	1,949
Investments accounted for using the equity method	55,455	55,081
Deferred taxes	11,479	10,313
Lease, property and equipment	62,727	89,130
Non-current assets	265,051	284,310

Trade payables	2,547	11,527
Leases	42,105	12,038
Accounts payable	1,403	6,402
Loans and obligations	33,878	7,200
Labor and social security obligations	44,396	69,235
Taxes and contributions payable	3,221	19,705
Current liabilities	127,550	126,107

Other payables	-	309
Loans and obligations	556,624	577,982
Lease	-	40,531
Labor and security obligations	-	341
Related parties	2,625	-
Deferred taxes	9,712	496
Non-current liabilities	568,961	619,659

Net Equity exposed to other currencies	(22,373)	(45,966)

Net Equity exposed to US Dollars	(125,896)	(260,868)
Net Equity exposed to Euros	2,207	2,096
Net Equity exposed to Pounds	(4,361)	15,445
Net Equity exposed to Chilean Pesos	55,865	120,484
Net Equity exposed to Uruguayan Pesos	4,865	1,239
Net Equity exposed to Colombian Pesos	5,094	13,352
Net Equity exposed to Argentine Pesos	(634)	12,706
Net Equity exposed to Mexican Pesos	17,895	11,366
Net Equity exposed to Peruvian Sols	22,592	38,214

In addition to the net assets presented in the table above, Vinci Compass Investments Ltd and Vinci Monalisa FIM Crédito Privado IE hold non-deliverable forwards contracts exposed do US Dollars in the amount of R$ 331,246 (US$ 60,7 million) as of June 30, 2025. Please see note 5(d)(ii) for more detail.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Six months ended June 30		Three months ended June 30
Net foreign exchange result	2025	2024	2025	2024

Financial revenue	12,423	-	11,283	-
Financial expense	-	(7,073)	-	(6,459)

Net foreign exchange result, net	12,423	(7,073)	11,283	(6,459)

The Group operates internationally and is exposed to foreign exchange risk.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Note 4(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits, certificates of deposits and US treasury bills of R$ 189,190 (12/31/2024 – R$ 223,302) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	06/30/2025	12/31/2024
Cash and cash equivalents	189,190	223,302
Financial instruments at fair value through profit or loss	1,449,809	1,531,036
Trade payables	(9,366)	(11,527)
Labor and social security obligations	(106,959)	(191,063)
Accounts payable	(35,231)	(38,667)
Lease liabilities	(142,435)	(119,455)
Convertible preferred shares	(506,017)	(577,982)
Commercial notes	(46,571)	(55,150)
Consideration payable	(5,613)	(10,542)
Other obligations	(2,014)	(7,202)
Retirement plans liabilities	(454,387)	(374,813)
Net debt	330,406	367,937

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The contingent consideration was not included in the net debt calculation since, subjected to certain conditions, the obligation will be settled by shares held in treasury or shares to be issued by Vinci Compass.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	(126,505)	112,315	(279,770)	29,406	(512,354)	269,443
Fair value adjustment	-	(37,998)	(9,489)	-	31,955	93,238
Addition and finance expenses accrual	-	(184,292)	-	(76,049)	-	-
Foreign exchange adjustments	-	(134,475)	-	-	43,396	-
December 31, 2024	(241,257)	(861,542)	(374,813)	(119,455)	223,302	1,531,036

Cash flow and dividends provision	89,701	41,749	(52,191)	18,365	(36,190)	(89,572)
Fair value adjustment	-	5,008	(27,383)	-	5,051	8,345
Addition and finance expenses accrual	-	(7,751)	-	(41,344)	-	-
Foreign exchange adjustments	-	74,133	-	-	(2,973)	-
June 30, 2025	(151,556)	(748,403)	(454,387)	(142,435)	189,190	1,449,809

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at June 30, 2025	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(9,366)	-	-	(9,366)	(9,366)
Labor and social security obligations	(100,638)	(6,319)	-	(106,957)	(106,957)
Lease liabilities	(31,804)	(54,271)	(115,219)	(201,293)	(142,435)
Accounts payable	(35,231)	-	-	(35,231)	(35,231)
Loans and financing	(55,045)	(168,401)	(973,330)	(1,196,776)	(748,403)
Total	(232,084)	(228,991)	(1,088,549)	(1,549,623)	(1,042,392)

Contractual maturities of financial liabilities at December 31, 2024	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(11,527)	-	-	(11,527)	(11,527)
Labor and social security obligations	(182,071)	(6,372)	(2,620)	(191,063)	(191,063)
Lease liabilities	(33,303)	(40,669)	(60,054)	(134,025)	(119,455)
Accounts payable	(38,667)	-	-	(38,667)	(38,667)
Loans and financing	(72,303)	(150,003)	(1,065,615)	(1,287,921)	(861,542)
Total	(337,871)	(197,044)	(1,128,289)	(1,663,203)	(1,222,254)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact on its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	-0.50% (or R$ -5.9 million) of the financial investment portfolio for a confidence interval of 95% on June 30, 2025 (0.17% or R$ 2.4 million on December 31, 2024).

●	-0.67% (or R$ -7.9 million) of the financial investment portfolio for a confidence interval of 99% on June 30, 2025 (0.27% or R$ 3.8 million on December 31, 2024).

Additionally, the Group evaluated the financial investment portfolio on June 30, 2025 and December 31, 2024, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	06/30/2025	12/31/2024
Current inflation	Inflation index	-100bps	3.7	3.1
Exchange traded real estate funds	Share prices	-10%	(15.2)	(12.4)
Brazilian stock prices	Share prices	-10%	(3.7)	(4.4)
Fixed-rate offshore rates	US yield curve	-100bps	(45.4)	(53.0)
Foreign exchange rate	Foreign exchange rates	10% (***)	(7.9)	(9.4)
Domestic base overnight rate	Domestic base overnight rate	-100bps	(2.1)	(4.2)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	06/30/2025	12/31/2024

Accounts receivable	(a)	195,778	243,852
Other financial assets at amortized cost	(b)	43,487	44,342
Cash and cash equivalents	(c)	189,190	223,302
Financial assets at fair value through profit or loss (FVPL)	(d)	1,585,453	1,671,860
		2,013,908	2,183,356

Financial liabilities

Financial liabilities at fair value through profit or loss (FVPL)		16,106	-
Liabilities at amortized cost	(e)	151,556	241,257
Lease liabilities	(e)	142,435	119,455
Loans and financing	(e)	748,403	861,542
Retirement plans liabilities	(e)	454,387	374,813
		1,512,887	1,597,067

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	06/30/2025	12/31/2024
Accounts receivable from contracts with customers	190,386	228,583
Loss allowance	(632)	(632)

Non-current assets
Accounts receivable from contracts with customers	6,024	15,901
	195,778	243,852

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in their entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimates that it is highly probable that a significant reversal will not occur. Vinci Compass expects the amounts receivable related to unrealized performance fees to be collected in 2025. However, due to uncertainties regarding their realization, the balance has been classified as non-current

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on a quarterly basis Vinci Compass analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of June 30, 2025 and December 31, 2024 reconcile to the opening loss allowances as follows:

	06/30/2025	12/31/2024
Opening loss allowance on January 1	(632)	(150)
Loss allowance assumed as a result of business combination		(491)
Decrease in accounts receivable allowance recognized in profit or loss	-	9
Closing loss allowance on December 31	(632)	(632)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity wrote off  R$91 in accounts receivable during the second quarter of 2025. Subsequent recoveries of amounts previously written off are credited against the same line item.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	06/30/2025	12/31/2024

Employees loans (Note 7 (iii))	15,406	15,100
Receivable from employees (Note 7 (i))	28,081	29,242

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Cash and cash equivalents

	06/30/2025	12/31/2024

Cash and bank deposits	100,449	99,156
Financial instruments at fair value through profit or loss (i)	58,148	120,492
Financial instruments at amortized cost (ii)	30,593	3,654
	189,190	223,302

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand, bank deposits held at financial institutions, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (National Long Term Rating AAA evaluated by Fitch Ratings) with an interest rate of 100% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii)	Comprised of US Treasury Bills.

d)	Financial assets and liabilities at fair value through profit or loss

The group classifies the following financial assets and liabilities at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds;

-	Real Estate Investments;

-	Derivatives financial instruments;

-	Listed equity securities.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets and liabilities measured at FVPL include the following categories:

	06/30/2025	12/31/2024

Current assets	1,449,809	1,531,036
Mutual funds (i)	1,444,945	1,519,524
Derivative financial assets (ii)	2,014	5,647
Listed equity securities	105	2,836
Real Estate Investments (iv)	2,745	2,923
Other financial assets	-	106

Non-current assets	135,644	140,824
Mutual funds	14,554	9,919
Private markets funds (iii)	29,410	30,189
Real Estate Investments (iv)	90,234	99,341
Listed equity securities	1,446	1,375

Current liabilities	16,106	-
Derivative financial liabilities (ii)	16,106	-

The following table demonstrates the funds invested included in each category mentioned above.

(i) Mutual funds
	06/30/2025	12/31/2024

Current assets	1,444,945	1,507,177
Vinci Monalisa FIM Crédito Privado IE (2)	895,769	1,025,462
Vinci Multiestratégia FIM	578	1,038
Compass Lapco Fondo De Inversion Serie B	6,016	-
Vinci Institucional FI RF Referenciado DI	-	3,028
Vinci Income Fund Ltd	28,077	31,150
Vinci Argentina Opportunity Fund II	14,868	17,120
Vinci Reservas Técnicas FI RF DI	15,175	16,392
Retirement services investment funds (1)	454,387	374,813
FI Vinci Renda Fixa CP	8,842	7,676
Fondo Mutuo Compass Liquidez	4,037	14,862
LV Money Market USD	7,536	5,592
Other mutual funds	9,660	10,044

Non-current assets	14,554	22,266
Compass - Fondo de Inversión Adelanto de Efectivo	11,453	12,347
Other mutual funds	3,101	9,919

(1) These funds refer to the financial products as part of the Group's retirement plans services. See Note 16 for further information.

(2) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Entity. Vinci Monalisa’s balances are the following:

	06/30/2025	12/31/2024
Net Asset Value	895,769	1,025,462
Real estate funds	228,476	214,428
Mutual funds	337,457	460,892
Private market funds	302,564	274,699
Other assets/liabilities	27,272	75,443

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 54% of its investments are liquid and may be redeemed and 46% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of June 30, 2025 and December 31, 2024, Vinci Monalisa holds R$ 337,457 and R$ 460,892 of investments in mutual funds, respectively, which are distributed in the following classification:

	06/30/2025	12/31/2024
Mutual Funds’ classification
Interest and foreign exchange (a)	75.41%	81.72%
Foreign investments (b)	6.50%	7.19%
Macro (c)	4.66%	4.92%
Specific strategy (d)	13.43%	6.17%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	06/30/2025	12/31/2024

Vinci Credit Securities FII (a)	63,128	56,706
Vinci Imóveis Urbanos FII (b)	38,662	40,077
Vinci Offices FII (c)	23,259	22,624
Vinci Fulwood DL FII (d)	75,667	71,884
Other real estate funds (e)	27,760	23,137
	228,476	214,428

     (a) The fund invests in real estate receivable certificates, bonds and other real estate assets;

     (b) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

     (c) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

     (d) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

     (e) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Private markets funds
	06/30/2025	12/31/2024

Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (a)	66,860	60,068
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (b)	56,160	56,160
VCP IV Master FIP B (c)	84,182	67,248
Vinci Strategic Partners I FIP – Classe A (d)	24,968	20,201
Vinci Strategic Partners I FIP – Classe B (d)	6,706	5,598
Vinci Infraestrutura Transporte e Logística FIP	17,604	17,626
Vinci Infra Coinvestimento I FIP - Infraestrutura	1,236	7,608
Vinci Impacto Ret IV FIP Multiestratégia	8,982	6,343
Lacan Florestal III Feeder FIP Multiestratégia (e)	13,822	13,297
Lacan Florestal II - FIP Multiestratégia (e)	5,642	5,444
Lacan Florestal IV Feeder FIP Multiestratégia - IS (e)	3,015	1,763
Other funds	13,387	13,343
Total private markets funds	302,564	274,699

(a) The Fund aims to increase the value of its shares through subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(b) The Fund's investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

(c) VCP IV is being established with the intention to continue the Group’s investment strategy of pursuing opportunistic private equity and equity-like investments in Brazil. Fund will maintain the Group’s opportunistic approach that provides flexibility to invest in four different sub-strategies: (i) Growth Equity, (ii) Buyout, (iii) Minority Growth and (iv) Turnaround, with a higher focus on the Growth and Buyout strategies.

(d) The purpose of the funds is to obtain capital gains through investment in assets in Brazil, such as shares in Brazilian private equity funds; and shares, subscription bonuses, simple and convertible debentures, other securities and bonds convertible or exchangeable into shares, provided that the debentures and other securities and bonds are admitted under the terms of the specific regulations applicable to RPPS and EFPC.

(e) The Funds’ objective is to manage and administer planted forests to supply eucalyptus wood, pine wood and other species for the purpose of generating energy in power plants, extracting wood from planted forests and managing administrative and sales activities.

(ii) Derivative financial assets/liabilities
June 30, 2025		Notional Amount of Contract with Final Expiration Date in thousands of US Dollars		Fair value
Derivative financial instruments	Currency	Up to 6 months	Between 6 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	255	(114)	(1,284)	-
Sales Forward	CHL x USD	(255)	114	3,298	-
Purchase Forward	USD x BRL	53,500	-	-	(16,106)
Total		53,500	-	2,014	(16,106)

Derivatives are only used for economic hedging purposes and not as speculative investments. They are presented as current assets or liabilities to the extent that they are expected to be settled 12 months after the end of the reporting period.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii) Private markets
	06/30/2025	12/31/2024

Vinci Capital Partners III Feeder FIP Multiestratégia	4,843	4,236
Nordeste III FIP Multiestratégia	1,711	3,400
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,470	3,272
Fundo Garantidor de Infraestrutura – FGIE – Class B	13,940	13,151
Compass Global Investments III	3,094	3,152
Compass Global Investments II	1,550	1,975
Compass Private Equity VII FI	802	1,003
Total Private markets funds	29,410	30,189

(iv) Real Estate Investments
	06/30/2025	12/31/2024

Current assets	2,745	2,923
Compass Desarrollo Inmobiliario (ROU)	2,745	2,923

Non-current assets	90,234	99,341
Vinci US RE Corporation (a)	59,321	67,313
CCLA Capital	15,862	14,471
Compass Desarrollo Inmobiliario	6,560	8,237
CCLA Desarrollo y Renta IMU	4,333	4,434
Compass Desarrollo y Rentas	2,920	3,319
Other Real Estate investments	1,238	1,567

Total Real Estate Investments	92,979	102,264

(a)	Vinci Compass invests in several properties through its subsidiary Vinci US RE Corporation. The investments are intended to develop real estate properties in New York for capital appreciation through income or sale of the respective properties.

During the year, the following gains were recognized in profit or loss:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Fair value gains on investments at FVPL recognized in finance income	51,297	41,542	32,868	15,671

e)	Financial liabilities

	06/30/2025	12/31/2024

Current	218,933	310,788
Trade payables	9,366	11,527
Financial instruments at fair value through profit or loss	16,106	-
Labor and social security obligations (Note 13)	100,640	182,071
Loans and obligations (Note 15)	25,786	45,220
Lease liabilities	31,804	33,303
Accounts payable (Note 12)	35,231	38,667

Non-current	1,293,954	1,286,279
Lease liabilities	110,631	86,152
Labor and social security obligations (Note 13)	6,319	8,992
Loans and obligations (Note 15)	722,617	816,322
Retirement plans liabilities (Note 16)	454,387	374,813

	1,512,887	1,597,067

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On June 30, 2025
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	1,551	-	-	1,551
Certificate Deposits	-	58,148	-	58,148
Mutual funds	-	1,459,499	-	1,459,499
Derivative financial assets	-	2,014	-	2,014
Private equity funds	-	5,446	23,964	29,410
Real Estate Investments	-	33,659	59,320	92,979
Total Financial Assets	1,551	1,558,766	83,284	1,643,601

Financial Liabilities
Derivative financial liabilities	-	16,106	-	16,106
Total Financial Liabilities	-	16,106	-	16,106

	On December 31, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	4,211	-	-	4,211
Other financial assets	-	106	-	106
Certificate Deposits	-	120,492	-	120,492
Mutual funds	-	1,529,443	-	1,529,443
Derivative financial assets	-	5,647	-	5,647
Private equity funds	-	6,130	24,059	30,189
Real Estate Investments	-	34,950	67,314	102,264
Total Financial Assets	4,211	1,696,768	91,373	1,792,352

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 157,670, R$ 336,697 and R$ 401,849, respectively (On December 31, 2024: R$ 118,089, R$ 537,653 and R$ 369,720, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds and real estate investments, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci Compass or its subsidiaries (fund's management).

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended June 30, 2025 and December 31, 2024:

Fair Value
Closing balance January 1, 2024	7,146
Capital deployment	61,531
Sales and distributions	(163)
Gain recognized in finance income	22,859
Closing balance December 31, 2024	91,373
Capital deployment	17
Sales and distributions	(2,688)
Loss recognized in finance income	(5,418)
Closing balance June 30, 2025	83,284

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Financial instruments at amortized cost

	06/30/2025	12/31/2024

Certificate of deposit	2,985	3,232
Guarantee deposits	3,051	3,759

	6,036	6,991

7	Other assets

	06/30/2025	12/31/2024

Receivables from employees (i)	28,081	29,242
Related parties’ receivables (ii)	16,178	23,297
Employees loans (iii)	15,406	15,100
Advances to projects in progress (iv)	12,748	14,314
Finix Transaction Receivable (v)	5,321	12,075
Restricted deposit (vi)	7,989	-
Prepaid expenses	7,581	5,392
Guarantee deposits	431	1,096
Sundry advances	75	333
Sublease receivables	245	232
Others	2,864	3,660

	96,919	104,741

Current	57,596	55,273
Non-current	39,323	49,468

	96,919	104,741

(i)	Refers to a related party transaction. See Note 22 (d) for more details.

(ii)	Refers to an intercompany transaction. See Note 22 (b) for more details.

(iii)	Refers to amounts receivable from employees.

(iv)	Refers to costs incurred by projects related to funds administered by Vinci Compass, that are initially paid by the Group and subsequently reimbursed.

(v)	The amount is related to the sale of Fingroup shares, which occurred on October 14, 2024. Before the business combination, Compass held 50% ownership interest in Fingroup, sold before the closing date of the business combination. The outstanding will be received in a last installment, on April 30, 2026.

(vi)	Refers to a restricted deposit maintained by CG Compass (USA) LLC to meet legal and contractual obligations.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Investments

(a)	Business Combination

Details of the estimated purchase consideration, the net assets acquired, goodwill and other intangible assets are as follows:

	Compass	MAV	Lacan

Cash paid	201,372	5,000	70,000
Shares issued (Class A Shares)	692,156	-	-
Consideration payable	-	10,000	-
Contingent consideration	74,903	18,010	33,468

Total purchase consideration	968,431	33,010	103,468

The assets and liabilities recognized as a result of the acquisition are as follows:

	Compass	MAV	Lacan
Cash and cash equivalents	51,032	285	1,987
Other assets and liabilities	301,948	(221)	(1,497)
Management contracts and customers relationship	324,361	5,760	27,660
Brands	77,763	-	-
	755,104	5,824	28,150

Goodwill	213,327	27,186	75,318
Net assets acquired	968,431	33,010	103,468

All the business combinations are still under their measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci Compass receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

During the second quarter of 2025, the Group revaluated the management contracts and customers relationship of MAV’s business combination. The amount of $ 2,515 was reclassified for Goodwill to Management contracts and customers relationship.

All the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.

(b)	Investments accounted for using the equity method

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

As of June 30, 2025, the details of investments in associates and joint ventures are as follows:

Affiliate	Country	Ownership	Nature of relationship	Equity	Share of profit (loss) (***)

CCLA Holdings Development and Property Management SL (“CCLA Holdings”) (*)	Spain	50%	Joint venture	46,336	(6,618)

Mexican associates’ entities (**)	Mexico	(**)	Associate	9,119	421

				55,455	(6,197)

(*) Joint Venture relationships with CIM Group. There is no control in these investments.

(**) Investments in Mexican associates comprise regulatory investment required to Compass Investment de México S.A. de C.V. Mexican associates does not have control over these investments. The ownership on theses associates may vary from 0.04% to 1.89%.

(***) Comprise group’s share of the post-acquisition profits or losses of the investees.

As of June 30, 2025, movements in investment in joint ventures and associates are as follows:

	CCLA Holdings	Mexican associates	Total

Investments recognized as a result of business combination	32,604	7,943	40,547
Capital increase	13,140	-	13,140
Equity gain (loss)	(1,652)	152	(1,500)
Foreign exchange variation	2,356	538	2,894

Closing balance of investment on December 30, 2024	46,448	8,633	55,081

Capital increase	9,917	-	9,917
Equity gain (loss)	(6,618)	421	(6,197)
Foreign exchange variation	(3,411)	65	(3,346)

Closing balance of investment on June 30, 2025	46,336	9,119	55,455

Summarized financial information for material associates and joint ventures:

The tables below provide summarized financial information for those joint ventures and associates that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not Vinci Compass share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

	CCLA Holdings
	June 30, 2025	December 31, 2024

Current assets	59,411	89,175
Non-current assets	69,212	55,502
Current liabilities	(22,063)	(51,780)
Non-current liabilities	(13,888)	-

Net assets	92,672	92,897

Ownership interest	50%	50%

Investments by equity method	46,336	46,448

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(c)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Summarized Balance Sheet

Current assets	100	466	470,327	392,026	470,428	392,492
Current liabilities	(102)	(777)	(1,849)	(3,447)	(1,951)	(4,224)
Current net assets	(2)	(311)	468,478	388,579	468,477	388,268

Non-current assets	601	601	26,368	21,393	26,969	21,994
Non-current liabilities	(3,150)	(2,750)	(502,568)	(408,305)	(505,718)	(411,055)
Non-current net assets	(2,549)	(2,149)	(476,200)	(386,912)	(478,749)	(389,061)

Net assets	(2,551)	(2,460)	(7,721)	1,667	(10,272)	(793)

Accumulated NCI	(638)	(615)	(1,157)	250	(1,796)	(365)

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Total
of comprehensive income	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Revenue	324	169	244	165	568	334

Profit for the period	(92)	(526)	(9,389)	(5,929)	(9,480)	(6,455)

Total comprehensive income	(92)	(526)	(9,389)	(5,929)	(9,480)	(6,455)

Profit/(loss) allocated to NCI	(23)	(132)	(1,408)	(889)	(1,431)	(1,021)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Property and equipment

	06/30/2025
		Furniture	Improvements in properties			Work of arts and others
		and fittings	of third	Computers	Equipment
	Buildings	stuffs	parties	and peripherals	and tools		Total

Cost
At January 1, 2025	27,889	10,534	70,951	6,243	8,790	676	125,083

Acquisitions, net of disposals	-	275	74	1,265	352	10,747	12,713
- Write-off of fully depreciated items	-	(122)	-	(362)	-	-	(484)
Foreign Exchange variations of property and equipment abroad	-	-	(2,802)	-	(811)	(12)	(3,625)

At June 30, 2025	27,889	10,687	68,223	7,146	8,331	11,411	133,687

Accumulated depreciation

At January 1, 2025	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Depreciation	(279)	(685)	(2,830)	(768)	(391)	-	(4,953)
Foreign Exchange variations of property and equipment abroad	-	(34)	1,573	171	789	(8)	2,491

At June 30, 2025	(372)	(6,219)	(52,067)	(2,396)	(7,340)	(19)	(68,413)

Net book value
At January 1, 2025	27,796	5,035	20,141	4,444	1,052	664	59,132

At June 30, 2025	27,517	4,468	16,156	4,750	991	11,392	65,274

Annual depreciation rate - %	50	From 5 to 10	From 10 to 20	20	From 5 to10	-	-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

12/31/2024
		Furniture	Improvements in properties			Work of arts and others
		and fittings	of third	Computers	Equipment
	Buildings	stuffs	parties	and peripherals	and tools		Total

Cost
At January 1, 2024	-	12,858	48,963	7,634	10,325	791	80,571
Assets recognized as a result of business combination	27,889	1,985	16,453	2,378	211	160	49,076
Acquisitions, net of disposals	-	346	523	1,277	185	(275)	2,056
- Write-off of fully depreciated items	-	(4,655)	(138)	(5,046)	(3,415)		(13,253)
Foreign Exchange variations of property and equipment abroad	-	-	5,150	-	1,484	-	6,634

At December 31, 2024	27,889	10,534	70,951	6,243	8,790	676	125,083

Accumulated depreciation
At January 1, 2024	-	(9,303)	(43,205)	(6,128)	(9,344)	-	(67,980)
Depreciation	(93)	(937)	(3,414)	(702)	(379)	-	(5,525)
Write-off of fully depreciated items	-	4,608	138	5,046	3,415	-	13,207
Foreign Exchange variations of property and equipment abroad	-	132	(4,329)	(15)	(1,430)	(11)	(5,653)

At December 31, 2024	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Net book value
At January 1, 2024	-	3,555	5,758	1,506	981	791	12,591

At December 31, 2024	27,796	5,035	20,141	4,444	1,052	664	59,132

Annual depreciation rate - %	50	From 5 to 10	From 10 to 20	20	From 5 to10	-	-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Intangible assets

Intangible assets include expenditure on the development of the software, placement agent and the management contracts, customers relationship, brands, and the goodwill generated by the acquisitions of SPS, MAV, Compass and Lacan.

The software development comprises mainly the following assets:

-	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio; and

-	Systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired, If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the year ended June 30, 2025 and December 31, 2024.

06/30/2025
	Brands and licenses	Software development	Placement Agent	Goodwill (c)	Management Contracts and Customer relationships	Total
Cost
At January 1, 2025	77,822	46,973	24,540	555,175	383,082	1,087,592

Additions	-	8,735	-	-	-	8,735
Reclassification (Note 8)	-	-	-	(2,515)	2,515	-
Write-off of assets, including fully depreciated items	-	(1,102)	-	-	-	(1,102)
Foreign exchange variation of intangible assets abroad	-	(1,871)	(568)	(568)	(630)	(3,637)

At June 30, 2025	77,822	52,735	23,972	552,092	384,967	1,091,588

Accumulated amortization					‘
At January 1, 2025	-	(15,567)	(4,952)	-	(9,125)	(29,643)

Amortization	-	(3,960)	(1,239)	-	(6,434)	(11,633)
Foreign exchange variation of intangible assets abroad	-	1,527	149	-	117	1,793
At June 30, 2025	-	(18,000)	(6,042)	-	(15,442)	(39,483)

At January 1, 2025	77,822	31,406	19,588	555,175	373,957	1,057,949

At June 30, 2025	77,822	34,735	17,930	552,092	369,525	1,052,105
Amortization rate (per year) - %		20%				-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

12/31/2024
	Brands and licenses	Software development	Placement Agent	Goodwill	Management Contracts and Customer relationships	Total
Cost
At January 1, 2024	29	40,304	20,722	162,290	22,049	245,394
Assets recognized as a result of business combination	77,763	5,225	-	392,345	360,689	836,021
Additions	30	15,696	3,284	-	-	19,010
Write-off of assets, including fully depreciated items	-	(16,416)	-	-	-	(16,416)
Foreign exchange variation of intangible assets abroad	-	2,164	534	540	344	3,583

At December 31, 2024	77,822	46,973	24,540	555,175	383,082	1,087,592

Accumulated amortization					‘
At January 1, 2024	-	(24,686)	(1,896)	-	(4,064)	(30,646)
Amortization	-	(4,476)	(2,769)	-	(5,061)	(12,306)
Write-off of assets, including fully depreciated items	-	14,712	-	-	-	14,712
Foreign exchange variation of intangible assets abroad	-	(1,117)	(287)	-	-	(1,403)

At December 31, 2024	-	(15,567)	(4,952)	-	(9,125)	(29,643)

At January 1, 2024	29	15,618	18,826	162,290	17,985	214,748

At December 31, 2024	77,822	31,407	19,588	555,175	373,956	1,057,949
Amortization rate (per year) - %		20%				-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024..

No impairment losses were recognized on June 30, 2025 and December 31, 2024.

11	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	06/30/2025	12/31/2024
Sub-lease receivable
Brazil	645	1,758
Chile	3,749	4,081
Total	4,394	5,839

Current	645	1,758
Non-current	3,749	4,081
Total	4,394	5,839

Right of use assets
Brazil	85,358	51,712
USA	27,105	32,212
Others offices	14,108	18,193
Total	126,571	102,117

Lease liabilities
Brazil	(90,613)	(56,510)
USA	(34,883)	(40,956)
Others offices	(16,939)	(21,989)
Total	(142,435)	(119,455)
	06/30/2025	12/31/2024

Current	(31,804)	(33,303)
Non-current	(110,631)	(86,152)
Total	(142,435)	(119,455)

Addition to the right-of-use assets resulted from new contracts and contracts modifications were R$ 41,344 until June 30, 2025 (additions of R$ 3,918 during 2024 financial year).

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Right of use assets depreciation	(11,983)	(4,674)	(6,321)	(2,335)
Financial expense	(7,480)	(4,292)	(3,722)	(2,076)
	(19,463)	(8,966)	(10,043)	(4,411)

The total cash outflow for leases until June 30, 2025 was R$ 18,365 (R$ 13,541 until June 30, 2024).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2024.

12	Accounts payable

	06/30/2025	12/31/2024

Accrued liabilities (i)	13,937	16,533
Temporary deposit from clients (ii)	10,368	11,561
Dividends payable	2,696	3,791
Lease payable – prior month expense	2,227	1,840
Related Parties	2,624	805
Treasury shares acquisition	810	810
Other payables	2,569	3,327
	35,231	38,667

(i)	Fees, commissions, and other payables.

(ii)	Comprises payments of services made by the client to invest in the Mexican Investment Fund through the investment manager

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

13	Labor and social security obligations

	06/30/2025	12/31/2024

Profit sharing	70,509	146,743
Labor provisions	36,450	44,320

	106,959	191,063

Current	100,640	182,071
Non-current	6,319	8,992

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2024, were paid in the first quarter of 2025. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with the Entity policy. Vinci Compass Management estimated the profit sharing as of June 30, 2025, based on the management and advisory net revenue recognized and the realized performance fee up to June 30, 2025. Since the second quarter of 2022 labor provisions have been impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs, of which the vesting dates are over 1 year.

14	Taxes and contributions payable

	06/30/2025	12/31/2024
Income tax	12,922	28,812
Social contribution	3,890	3,985
Social Contribution on revenues (COFINS)	2,851	2,769
Service tax (ISS) on billing	1,382	604
Social Integration Program (PIS)	618	1,677
Withholding Income Tax (IRRF) deducted from third parties	(339)	366
Others	1,931	2,642

	23,255	40,855

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

15	Loans and obligations

	06/30/2025	12/31/2024
Convertible Preferred Shares (i)	506,017	577,982
Commercial Notes (ii)	46,571	55,150
Consideration payable (iii)	5,613	10,542
Contingent consideration (iv)	188,188	210,666
Banco Security (v)	2,014	5,647
Other obligations	-	1,555

	748,403	861,542

Current	25,786	45,220
Non-current	722,617	816,322

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.

(i)	Convertible Preferred Shares

The following table presents the changes in the Convertible Preferred Shares in the period ended June 30, 2025 and December 31, 2024:

Closing balance December 31, 2023	431,333
Net foreign exchange loss/(gain)	136,374
Interest expense	49,261
Interest paid	(38,986)
Closing balance December 31, 2024	577,982
Net foreign exchange loss/(gain)	(74,133)
Interest expense	26,061
Interest paid	(23,893)
Closing balance June 30, 2025	506,017

Current	23,893
Non-current	482,124

On January 1, 2025, the Entity paid the total amount of R$ 12,398 related to the dividends of the series A convertible preferred shares.

On April 1, 2025, the Entity paid the total amount of R$ 11,495 related to the dividends of the series A convertible preferred shares.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Commercial notes

The following table presents the changes in the Commercial Notes up the period ended June 30, 2025 and December 31, 2024:

Closing balance December 31, 2023	73,189
Interest expense	8,651
Interest paid	(8,912)
Principal paid	(17,778)
Closing balance December 31, 2024	55,150
Interest expense	3,905
Interest paid	(3,595)
Principal paid	(8,889)
Closing balance June 30, 2025	46,571

Current	11,373
Non-current	35,198

(iii)	Consideration payable

	SPS	MAV
Closing balance December 31, 2023	48,200	-
Obligations acquired	-	10,000
Interest expense	3,145	533
Principal paid	(51,336)	-
Closing balance December 31, 2024	9	10,533
Interest expense	-	443
Interest paid	-	(372)
Principal paid	-	(5,000)
Closing balance June 30, 2025	9	5,604

Current		-
Non-current		5,613

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(iv)	Contingent consideration

On June 30, 2025, Vinci Compass reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in a decrease of the contingent consideration fair value. The variation was recognized as a gain in the financial result in the amount of R$ 22,479 for the six months period ended June 30, 2025 (expense of R$ 14,103 for the six months period ended June 30, 2024).

On June 30, 2025, the fair value of the obligation based on the economic conditions at that date is R$ 188,188 (R$ 210,666 is December 31, 2024).

(v)	Banco Security

See details in note 5 (d).

16	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of June 2025 and December 2024, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On June 30, 2025 the Retirement plan liabilities are R$ 454,387 (R$ 374,813 as of December 31, 2024).

17	Equity

(a)	Capital

The capital comprises 54,230,733 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci Compass has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Fair value option of convertible preferred shares

As informed on note 15 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. At the transaction date, on October 10, 2023, the fair value of the stock option and the amount of transaction cost were allocated to the equity in the amounts of R$ 34,141 and R$ 1,958, respectively.

(b)	Retained earnings

Retained earnings comprise the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(c)	Other reserves

Other reserves comprise the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified as a profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

(d)	Dividends

On February 26, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of March 13, 2025, totalizing US$ 9,525 (R$ 55,012), paid on March 27, 2025.

On May 9, 2025, Vinci Compass declared a quarterly dividend distribution of US$ 0.15 per common share to shareholders as of May 27, 2025, totalizing US$ 9,487 (R$ 53,637), paid on June 10, 2025.

Once dividends are declared and approved by the board of directors, they will be paid on a proportional basis to the owners of the common shares.

(e)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

On February 7, 2024, the Entity announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Entity's outstanding Class A common shares which shall be executed through open market transactions or privately

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

On September 26, 2024, the Entity announced a new share buyback and share repurchase plans to buy back up to US$15.0 million of the Entity’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plans are approved to replace the share buyback plan announced on February 7, 2024, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

During the first semester of 2025, the Entity bought back 856,910 shares from its shareholders and the market, in the amount of R$ 49,946.

In June 2025 the Entity holds 5,452,313 Class A common shares in treasury.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(f)	Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30
a) Basic earning per share	2025	2024	2025	2024
From continuing operations attributable to the ordinary equity holders of the Entity	1.96	1.40	1.06	0.54
Total basic earning per share attributable to the ordinary equity holders of the Entity	1.96	1.40	1.06	0.54

	Six months ended June 30		Three months ended June 30
b) Diluted earning per share	2025	2024	2025	2024
From continuing operations attributable to the ordinary equity holders of the Entity	1.91	1.33	1.03	0.51
Total basic earning per share attributable to the ordinary equity holders of the Entity	1.91	1.33	1.03	0.51
c) Reconciliations of earnings used in calculating earnings per share
	Six months ended June 30		Three months ended June 30
Basic earnings per share:	2025	2024	2025	2024
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	124,132	75,076	67,600	28,919
	124,132	75,076	67,600	28,919

	Six months ended June 30		Three months ended June 30
Diluted earnings per share:	2025	2024	2025	2024
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	124,132	75,076	67,600	28,919
Used in calculating diluted earnings per share	124,132	75,076	67,600	28,919
d) Weighted average number of shares used as the denominator
	Six months ended June 30		Three months ended June 30
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	63,475,564	53,507,726	63,985,099	53,824,477
Adjustments for calculation of diluted earnings per share:	1,656,560	3,008,664	1,656,560	3,008,664
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	65,132,124	56,516,390	65,641,659	56,833,141

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

18	Revenue from services rendered

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Gross revenue from fund management	406,363	224,913	203,117	121,728
Gross revenue from performance fees	11,975	8,240	8,722	5,888
Gross revenue from advisory	52,309	23,532	27,142	12,598
Gross revenue from other revenues	22,206	-	10,944	-

Gross revenue from services rendered	492,853	256,685	249,925	140,214

In Brazil	191,276	198,432	101,718	110,530
Abroad	301,577	58,253	148,207	29,684

Taxes and contributions	(17,057)	(16,370)	(8,850)	(8,986)

Net revenue from services rendered	475,796	240,315	241,075	131,228

Net revenue from fund management	391,098	210,589	195,569	114,134
Net revenue from performance fees	11,419	7,886	8,342	5,613
Net revenue from advisory	51,073	21,840	26,220	11,481
Net revenue from other revenues	22,206	-	10,944	-

19	General and administrative expenses

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Personnel (a)	(123,479)	(35,439)	(60,876)	(18,125)
Share Based Plans (b)	(11,997)	(11,808)	(6,994)	(5,660)
Profit-sharing (a)	(69,904)	(45,640)	(36,810)	(25,883)
	(205,380)	(92,887)	(104,680)	(49,668)
Third party expenses (c)	(93,458)	(30,967)	(47,536)	(22,554)
Right of use depreciation (d)	(11,983)	(4,674)	(6,321)	(2,335)
Depreciation and amortization (e)	(16,531)	(6,380)	(8,355)	(3,255)
Travel and representations	(7,849)	(3,173)	(4,603)	(2,033)
Condominium expenses	(5,059)	(1,310)	(2,527)	(650)
Other operating expenses (f)	(17,460)	(5,815)	(8,253)	(3,053)

	(357,720)	(145,206)	(182,275)	(83,548)

(a)	Personnel and profit-sharing

According to the profit-sharing program and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 69,904 (R$ 45,640 on June 30, 2024) for the six-months period ended June 30, 2025. The increase in the first semester of 2025 is mainly related to the business combinations concluded in the third quarter of 2024, which increases the personnel and profit-sharing expenses.

(b)	Share-based payments

See Note 25 for more details.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

(c) Third party expense

Third party expenses are composed of accounting, advisory, information technology, marketing, third-party distribution services and other contracted services.

(d) Right of use depreciation

See Note 11 for more details.

(e) Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f) Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among other several expenses.

20	Finance profit/(loss)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Investment income (i)	51,297	41,542	32,868	15,671
Financial revenue through amortized cost	464	11,683	259	5,618
Foreign currency variation income	12,423	-	4,094	-
Financial revenue on sublease agreements	111	330	47	151
Contingent consideration variation (iii)	22,478	-	12,932	-
Other finance income	2,186	1,287	1,161	791

Finance income	88,959	54,842	51,361	22,231

Financial expense on lease agreements	(7,480)	(4,292)	(3,722)	(2,076)
Interest expense on loans and financing (ii)	(31,541)	(30,425)	(15,400)	(15,415)
Bank fees	(464)	(33)	(273)	3
Fines on taxes	(1)	(2)	(1)	(1)
Interest on taxes	-	(84)	-	(6)
Foreign currency variation on liabilities at amortized cost	-	(7,073)	-	(6,459)
Contingent consideration variation (iii)	-	(11,619)	-	(5,863)
Other financial expenses (iv)	(15,279)	(305)	(7,984)	(68)

Finance costs	(54,765)	(53,833)	(27,380)	(29,885)

Finance profit/(loss), net	34,194	1,009	23,981	(7,654)

(i)	Investment income and losses comprise the fair value changes on the financial instruments at fair value through profit or loss, Segregated investment income result is demonstrated below.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
Mutual funds and fixed income investments (a)	45,463	40,485	29,103	15,447
Private equity funds	5,834	1,057	3,765	224
	51,297	41,542	32,868	15,671

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income,

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 15 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 15 (iv) for more detail.

(iv)	Includes the disbursements related to the non-deliverable forwards. See note 5 (d) for more information.

21	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us. Certain subsidiaries of Vinci Partners Ltd subsidiaries are taxed based on the deemed profit.

Vinci Compass has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits which are recognized since there is expectation of future tax results for these companies, The tax credit arising from the tax loss and negative basis under the taxable profit regime on June 30, 2025 is R$ 15,557 (R$ 13,102 on December 31, 2024).

The income tax and social contribution charge on the results for the year can be summarized as follows:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Current income tax	(15,787)	(19,846)	(9,523)	(10,406)
Current social contribution	(5,608)	(7,213)	(3,396)	(3,782)

	(21,395)	(27,059)	(12,919)	(14,188)

Deferred income tax	(1,453)	3,673	667	1,844
Deferred social contribution	(524)	1,323	240	665

	(1,977)	4,996	907	2,509

	(23,372)	(22,063)	(12,012)	(11,679)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Deferred tax balances

	06/30/2025	12/31/2024
Deferred tax assets
Tax losses	15,557	13,102
Leases	635	68
RSU	2,849	3,103
Interest expense on obligation for acquisition	3,190	3,190
Amortization on management Contracts	2,937	2,419
Contingent consideration	2,363	5,849
Others	1,723	3,615
Total	29,254	31,346

Deferred tax liabilities
Financial revenue	(1,556)	(2,287)
Estimated revenue	(189)	(1,193)
Leases	(987)	(984)
Total Income Tax	(2,732)	(4,464)

Estimated revenue	(107)	(622)
Total (Taxes and contribution)	(107)	(622)

Total deferred tax liabilities	(2,839)	(5,086)

Movements	Tax losses	AVP	Management Contract	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2023	6,066	2,121	1,382	2,188	1,730	13,487
to profit and loss	7,036	1,069	1,037	915	7,801	17,858
As at December 31, 2024	13,102	3,190	2,419	3,103	9,532	31,346
to profit and loss	2,455	-	518	(254)	(4,811)	(2,092)
As at June 30, 2025	15,557	3,190	2,937	2,849	4,721	29,254

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2023	(1,147)	(2,385)	(351)	(3,883)
to profit and loss	(1,140)	570	(633)	(1,203)
As at December 31, 2024	(2,287)	(1,815)	(984)	(5,086)
to profit and loss	731	1,519	(3)	2,247
As at June 30, 2025	(1,556)	(296)	(987)	(2,839)

(a)	Tax effective rate

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Profit (loss) before income taxes	146,073	96,118	78,785	40,026
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(49,665)	(32,680)	(26,787)	(13,609)
Reconciliation adjustments:
Expenses not deductible	(40)	(99)	(9)	-
Tax benefits	39	146	10	109
Share based payments Unrecognized tax loss credits	(989) (3,415)	(685) (2,206)	(544) (1,881)	(347) (1,288)
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	30,310	13,401	16,851	3,420

Other additions (exclusions), net	388	60	348	36

Income taxes expenses
Current	(21,395)	(27,059)	(12,919)	(14,188)
Deferred	(1,977)	4,996	907	2,509
	(23,372)	(22,063)	(12,012)	(11,679)

Effective rate	16%	23%	15%	29%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

22	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 6,947 for the six-month period ended June 30, 2025 (June 30, 2024 – R$ 3,582).

According to Vinci Compass internal policy, the key management is entitled to receive a profit-sharing compensation for the current year. As informed in Note 13 Vinci Compass accrued a provision for profit sharing for the Group as of June 30, 2025.

(b)	Receivables from related parties

The Entity receivables from related parties as of June 30, 2025, and December 31, 2024, as shown in the table below:

	06/30/2025	12/31/2024

Compass Group Cayman Ltd. (“CGC”) (*)	16,141	21,673
CCLA Chile	-	1,600
Hakone Participações Societárias S.A.	18	12
Palermo Empreendimentos e Participacoes S.A	7	-
Osaka Participações Societárias S.A.	8	8
Cagliari Participações S.A.	4	4
	16,178	23,297

(*) Refers to a credit line financing from Vinci Compass to CGC in the amount of US$ 3,500 to fund redemptions, repurchases and other acquisitions of equity interests in CGC. Until June 30, 2025 US$ 542 was paid, remaining outstanding US$ 2,958.

(c)	Employees loans

As presented in Note 7(i), Vinci Compass may advance payments to its employees.

(d)	Receivables from employees

During 2024 and 2023, Vinci Compass sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

23	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Segments are independently managed, with professionals specifically skilled allocated in each segment.

Vinci Compass decided to reorganize the segments by grouping strategies that align with their management characteristics, management fees, performance, and duration. This restructuring aims to better accommodate the recent acquisitions and ensure the entity is organized in a more cohesive and efficient manner. It will also foster collaboration across all areas of the business, helping the Entity maintain a strong, adaptable organization that is better equipped to respond to market demands and capitalize on new opportunities.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Global Investment Products and Solutions (Global IP&S)

The Global IP&S segment provides access to a network of world-class GPs and top-tier asset managers as well as proprietary investment solutions, on a discretionary and non-discretionary basis. The strategy is designed to deliver investment and advisory solutions, with a focus on alpha generation, tailored to clients' objectives. Within the Global IP&S segment, we provide multi-asset allocation strategies, as well as portfolio and management services, structured around medium to long-term risk allocation. The segment operates as a comprehensive strategy that includes Third-Party Distribution (Liquid and Alternative), Separate Mandates, Commingled Funds, Brokerage, Pension Plans, Global Solutions and Vinci Retirement Services.

Credit

The segment operates across three business lines: Public and Private Credit, Opportunistic Capital Solutions, and Agribusiness Credit, with both local and hard currency strategies. The Credit segment is designed to address the diverse financing needs of both mature and growing businesses through a broad range of sub-strategies, including local currency high grade and high yield, structured credit and confirming, real estate and infrastructure credit, agribusiness, hard currency high-grade and high-yield strategies, and opportunistic capital solutions.

Private Equity

The Private Equity segment has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is vale creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The Private Equity segment invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns.

Equities

The Equities segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals. The segment includes a range of sub-strategies to address different investor profiles and market conditions, including Long Only, Dividends, Small Caps, Long Biased, and other specialized approaches.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

Real Assets

The Real Assets segment comprises investments focused on tangible, income-generating assets through real estate, infrastructure and forestry strategies, as described below:

(i)	Real Estate

The Real Estate segment is focused on income-generating mature real estate assets across Brazil through REITs listed on the B3, including shopping centers, industrial properties, commercial offices, urban properties and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The strategy covers also additional development strategies in Brazil, Uruguay and Peru, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(ii)	Infrastructure

The infrastructure strategy has exposure to real assets across the infra sector in Brazil, through equity and debt instruments. The management team invests through the following sub-sectors: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iii)	Forestry

The Forestry strategy focuses on investments in eucalyptus, pine, and native forests in Brazil, aiming to generate attractive returns through sustainable timber harvesting. The strategy includes both greenfield and brownfield projects, leveraging active management practices to enhance productivity and long-term asset value. Investments are structured across multiple vintages, with the fourth fund currently in fundraising and progressing toward Article 9 classification. The strategy applies an ESG framework to guide portfolio monitoring, set clear objectives, and assess social impacts, prioritizing projects that deliver both environmental and social benefits. The local presence of Lacan and its long-term relationships with key industry players provide privileged access to the best opportunities.

Corporate advisory

The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

			Six-month period ended 06/30/2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	34,403	49,080	41,932	31,681	24,682	9,498	-	191,276
Abroad	31,471	15,582	74,237	160,615	19,672	-	-	301,577
Gross revenue from services rendered	65,874	64,662	116,169	192,296	44,354	9,498	-	492,853
Fund Advisory fee	-	2,569	-	40,242	-	9,498	-	52,309
Fund Management fee	65,874	61,727	111,452	128,179	39,131	-	-	406,363
Other revenues	-	365	-	21,841	-	-	-	22,206
Fund Performance fee	-	1	4,717	2,034	5,223	-	-	11,975
Taxes and contributions	(3,869)	(3,005)	(4,310)	(3,243)	(1,808)	(822)	-	(17,057)
Net revenue from services rendered	62,005	61,657	111,859	189,053	42,546	8,676	-	475,796
(-) General and administrative expenses	(8,334)	(17,938)	(46,974)	(54,466)	(16,402)	(3,767)	(197,842)	(345,723)
Share-based payments	-	-	-	-	-	-	(11,997)	(11,997)
Operating profit	53,671	43,719	64,885	134,587	26,144	4,909	(209,839)	118,076
Finance income								88,959
Finance cost								(54,765)
Finance result, net								34,194
Equity Gain/Loss								(6,197)
Profit before income taxes								146,073
Income taxes								(23,372)
Profit for the period								122,701

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

			Three-month period ended 06/30/2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	17,005	24,175	23,679	14,712	13,149	8,998	-	101,718
Abroad	15,620	9,955	37,589	75,288	9,755	-	-	148,207
Gross revenue from services rendered	32,625	34,130	61,268	90,000	22,904	8,998	-	249,925
Fund Advisory fee	-	533	-	17,611	-	8,998	-	27,142
Fund Management fee	32,625	33,407	56,567	61,035	19,483	-	-	203,117
Other revenues	-	189	-	10,755	-	-	-	10,944
Fund Performance fee	-	1	4,701	599	3,421	-	-	8,722
Taxes and contributions	(1,914)	(1,496)	(2,242)	(1,499)	(920)	(779)	-	(8,850)
Net revenue from services rendered	30,711	32,634	59,026	88,501	21,984	8,219	-	241,075
(-) General and administrative expenses	(4,509)	(7,740)	(24,616)	(26,713)	(8,483)	(3,080)	(100,140)	(175,281)
Share-based payments	-	-	-	-	-	-	(6,994)	(6,994)
Operating profit	26,202	24,894	34,410	61,788	13,501	5,139	(107,134)	58,800
Finance income								51,361
Finance cost								(27,380)
Finance result, net								23,981
Equity Gain/Loss								(3,996)
Profit before income taxes								78,785
Income taxes								(12,012)
Profit for the period								66,773

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

			Six-month period ended 06/30/2024
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	38,568	47,037	33,230	39,289	30,531	9,777	-	198,432
Abroad	35,555	4,887	-	4,541	3,138	10,132	-	58,253
Gross revenue from services rendered	74,123	51,924	33,230	43,830	33,669	19,909	-	256,685
Fund Advisory fee	-	2,699	306	618	-	19,909	-	23,532
Fund Management fee	74,123	48,892	29,309	42,969	29,620	-	-	224,913
Fund Performance fee	-	333	3,615	243	4,049	-	-	8,240
Taxes and contributions	(4,359)	(2,811)	(1,873)	(3,968)	(2,007)	(1,352)	-	(16,370)
Net revenue from services rendered	69,764	49,113	31,357	39,862	31,662	18,557	-	240,315
(-) General and administrative expenses	(8,142)	(9,809)	(9,150)	(18,042)	(7,063)	(6,748)	(74,444)	(133,398)
Share-based payments	(10)	(46)	(5)	(10)	(13)	-	(11,724)	(11,808)
Operating profit	61,612	39,258	22,202	21,810	24,586	11,809	(86,168)	95,109
Finance income								54,842
Finance cost								(53,833)
Finance result, net								1,009
Profit before income taxes								96,118
Income taxes								(22,063)
Profit for the period								74,055

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

			Three-month period ended 06/30/2024
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	23,100	24,821	18,951	19,252	14,817	9,589	-	110,530
Abroad	22,981	2,474	-	2,576	1,653	-	-	29,684
Gross revenue from services rendered	46,081	27,295	18,951	21,828	16,470	9,589	-	140,214
Fund Advisory fee	-	2,400	-	609	-	9,589	-	12,598
Fund Management fee	46,081	24,562	15,344	20,986	14,755	-	-	121,728
Fund Performance fee	-	333	3,607	233	1,715	-	-	5,888
Taxes and contributions	(2,601)	(1,507)	(1,063)	(1,955)	(1,030)	(829)	-	(8,985)
Net revenue from services rendered	43,480	25,788	17,888	19,873	15,440	8,760	-	131,229
(-) General and administrative expenses	(4,816)	(5,468)	(5,372)	(9,783)	(3,364)	(3,241)	(45,844)	(77,888)
Share-based payments	-	-	-	-	-	-	(5,660)	(5,660)
Operating profit	38,664	20,320	12,516	10,090	12,076	5,519	(51,504)	47,681
Finance income								22,231
Finance cost								(29,885)
Finance result, net								(7,654)
Profit before income taxes								40,027
Income taxes								(11,679)
Profit for the period								28,348

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

24	Legal Claims

As of June 30, 2025 and December 31, 2024, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil,

	06/30/2025	12/31/2024

Tax	18,985	23,327
Labor	432	540
Civil	1,050	-
Total	20,467	23,867

Tax Claims

In the second quarter of 2025, Vinci Gestora de Recursos Ltda entered into an installment plan related to a tax administrative proceeding concerning social security contributions and settled its outstanding liabilities in the amount of R$974, a discount of approximately 75%.

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 18,985 (December 31, 2024: R$ 19,470) for the calendar year of 2013.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements
All amounts in thousands of Brazilian Reais, unless otherwise stated

25	Share-based payments

The Entity provides benefits to its employees through a share-based incentive.

(a)	Share-based compensation plans approved in 2025

In January 2025, the Board of Directors approved a fourth Stock Option Plan, which aims to grant up to 2,569,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have a weighted average exercise price per share in the amount of US$10.70; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2028.

(b)	Outstanding shares granted

The following table refers to the outstanding shares granted plan as of June 30, 2025, and December 31, 2024.

	Share-based Compensation Plan
	SOP 2021(*)	RSU 2022	SOP 2023	SOP 2024 (**)	SOP 2025	TOTAL

Outstanding on 12/31/2023	1,482,753	688,779	1,116,884	-	-	3,288,416
Granted	-	-		1,273,492	-	1,273,492
Forfeited	-	(4,310)	(17,412)	(12,600)	-	(34,322)
Vested	(1,482,753)	(68,311)	-	-	-	(1,551,064)
Outstanding on 12/31/2024	-	616,158	1,099,472	1,260,892	-	2,976,522
Granted	-	-	-	-	2,018,965	2,018,965
Forfeited	-	(297)	(2,698)	-	-	(2,995)
Vested	-	(76,185)	-	(20,243)	-	(96,428)
Outstanding on 06/30/2025	-	539,676	1,096,774	1,240,649	2,018,965	4,896,064

(*) All the stock options were vested on February 1st, 2024, and the participants had a period of 12 months to exercise their vested options from February 1, 2024. On February 1, 2025, no options were exercised by any participant.

(**) The shares vested during the first semester of 2025 have not been exercised yet by the participants.

(c)	Total Compensation Expense

The following table refers to the share-based compensation expense for the period ended on June 30, 2025, and June 30, 2024.

	30/06/2025
	Share-based Compensation Plan
	SOP 2021	RSU 2022	SOP 2023	SOP 2024	SOP 2025	TOTAL

Share-based compensation	-	(2,745)	(1,893)	(3,589)	(3,104)	(11,331)
Social charges	-	(666)	-	-	-	(666)
Total expense	-	(3,411)	(1,893)	(3,589)	(3,104)	(11,997)

	30/06/2024
	Share-based Compensation Plan
	SOP 2021	RSU 2022	SOP 2023	SOP 2024	SOP 2025	TOTAL

Share-based compensation	(119)	(3,293)	(1,912)	(3,165)	-	(8,489)
Social charges	-	(3,319)	-	-	-	(3,319)
Total expense	(119)	(6,612)	(1,912)	(3,165)	-	(11,808)